UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13(a)-16 or 15(d)-16

of the Securities Exchange Act of 1934

For the month of August, 2021

001-36176

(Commission file number)

EROS STX GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On August 10, 2021, Eros STX Global Corporation (the “Company”) launched a consent solicitation process to approve certain modifications and waivers with respect the Company’s outstanding £50,000,000 6.5% bonds due 2021 (the “Consent Solicitation”). The proposed modifications and waivers (collectively, the “Modifications”) include, among other things, (i) an extension of the maturity date from October 15, 2021 to April 15, 2023; (ii) an increase in the interest rate from 6.5% to 8.5%, effective as of October 15, 2021; (iii) extensions of the financial reporting covenants (a) from July 31, 2021 to November 30, 2021 with respect to the obligation to deliver the Company’s audited financial statements for the fiscal year ended March 31, 2021, and (b) from November 30, 2021 to January 31, 2022 with respect to the obligation to deliver the Company’s interim financial statements for the six months ending September 30, 2021; and (iv) a waiver of the financial covenants regarding the Company’s leverage ratio and fixed charge cover ratio until the earlier of the release of the Company’s interim financial statements for the six months ending September 30, 2022 and November 30, 2022. The Company is providing a 50 basis points fee for those bondholders who vote on the Modifications by the applicable deadlines. The voting deadline for bondholders is September 1, 2021, with a meeting date to approve the Modifications of September 3, 2021 and, if necessary, an adjourned meeting date expected to be September 17, 2021.

Nothing in this document constitutes an offer to buy or the solicitation of an offer to sell securities in any jurisdiction in which such offer or solicitation would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2021	Eros STX Global Corporation

/s/ Andrew Warren
Name: Andrew Warren
Title: Chief Financial Officer